Exhibit 99.1

Zhaopin Announces Receipt of Preliminary Non-Binding Proposal

BEIJING, Feb. 16, 2017 — Zhaopin Limited (NYSE: ZPIN) (“Zhaopin” or the “Company”), a leading career platform1 in China focused on connecting users with relevant job opportunities throughout their career lifecycle, today announced that a special committee of its board of directors (the “Special Committee”) is in advanced discussions with a consortium led by the Company’s largest shareholder, SEEK International Investments Pty Ltd. (“SEEK International”), together with Hillhouse Capital Management, Ltd. (“Hillhouse”) and FV Investment Holdings, an affiliate of FountainVest Partners (“FountainVest”, and together with SEEK and Hillhouse, collectively, the “Consortium”) regarding a potential transaction.

Earlier this year, the Special Committee received a preliminary non-binding proposal from the Consortium involving the acquisition of all outstanding shares of the Company not already owned by members of the Consortium for $18.00 in cash per American Depositary Share ("ADS", each representing two ordinary shares), or $9 in cash per ordinary share, subject to certain conditions (the "Proposed Transaction"). According to the proposal letter, the Consortium intends to fund part of the consideration for the Proposed Transaction through available cash at the Company, which may be in the form of a cash dividend from the Company to holders of ADSs and ordinary shares (with a corresponding reduction in the per ADS and ordinary share offer price). As of December 31, 2016, SEEK International beneficially owned ordinary shares representing approximately 74.6% of the voting power and 61.3 % of the share capital of the Company, and it is expected that immediately following the consummation of the Proposed Transaction, SEEK International would retain control of the Company.

The Special Committee, which consists of Mr. Peter Andrew Schloss and Mr. Alex Chit Ho, two independent directors that are unaffiliated with members of the Consortium, has been authorized by the Company’s board of directors to review and consider the Proposed Transaction. The Special Committee has retained independent advisors, including a financial advisor and legal counsel, to assist it in its work.

The Company cautions its shareholders and others considering trading in its securities that the neither the Special Committee nor the Company’s board of directors has made any binding decisions with respect to the Proposed Transaction and the Special Committee has not set a definitive timetable for the completion of its evaluation of the Proposed Transaction or any other alternative transaction. There can be no assurance that any definitive offer will be made by the Consortium or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the Proposed Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2016, number of registered users as of September 30, 2016 and number of unique customers2 for the three months ended September 30, 2016. The Company’s over 125.2 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2016, approximately 36.9 million job postings3 were placed on Zhaopin’s platform by 509,813 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career-related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

1 Zhaopin’s website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2016, the number of registered users as of September 30, 2016 and the number of unique customers for the three months ended September 30, 2016.

2 A “unique customer” refers to a customer that purchases the Company’s online recruitment services in during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

3 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period – even if available during such period – are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release contains certain statements that are not descriptions of historical facts, but are "forward-looking" statements. These forward-looking statements can be identified by terminology such as "will", "should", "expects", "anticipates", "future", "intends", "plans", "projects", "predicts", "believes", "estimates", "forecasts", "may" and similar statements.  Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements, by their nature, involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, risks discussed in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations

(86-10) 5863 5888 ext. 68346

ir@zhaopin.com.cn